

October 14, 2014

Via E-mail
Vishal Chhibbar
Chief Financial Officer
ExlService Holdings, Inc.
280 Park Avenue, 38th Floor
New York, New York 10017

> **Re: ExlService Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed July 29, 2014**
> **Form 8-K Filed July 29, 2014**
> **File No. 1-33089**

Dear Mr. Chhibbar:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Consolidated Financial Statements, page F-1

1. Reference is made to your discussion of the Travelers Services Agreement termination in the last paragraph on page 42 which states that you expect to reimburse Travelers for certain expenses incurred in connection with the termination and that you also expect to provide certain disentanglement services to Travelers at your expense. Please tell us your consideration of accruing expenses related to estimated reimbursements and disentanglement services as of December 31, 2014, March 31, 2014 and June 30, 2014 referencing applicable authoritative literature. Please also tell us your consideration of

> providing disclosure related to the termination in the notes to consolidated financial statements in this filing and in Form 10-Q for the quarterly periods ended March 31, 2014 and June 30, 2014.

Notes to Consolidated Financial Statements, page F-9

10. Employee Benefit Plans, page F-26

2. We note that the change in plan assets in the table on page F-28 does not include benefit payments. Please advise.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 27

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013

Provision for Income Taxes, page 29

3. Please tell us your consideration of disclosing the underlying reasons for the $2.2 million reversal of an unrecognized tax benefit.

Form 8-K Filed July 29, 2014

Exhibit 99.1

4. We note your disclosure in the third full paragraph that excluding disentanglement costs and the impact of transitioning clients, constant currency revenues grew 13.6% year-over-year. This revenue growth percentage is a non-GAAP measure. Please provide the disclosures required by to Item 10(e)(1)(i) of Regulation S-K in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Nancy Saltzman
        General Counsel